MEMORANDUM OF AGREEMENT
(12b-1 Fee Waivers)
     This Memorandum of Agreement is entered into as of the effective date listed on Exhibit “A” of this agreement, between Invesco Van Kampen Senior Loan Fund (the “Fund”), and Invesco Distributors, Inc. (“Distributors”). Distributors shall and hereby agrees to waive fees of the Fund, on behalf of its respective classes as applicable, severally and not jointly, as indicated in the attached Exhibit “A”.
     For and in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Fund and Distributors agree as follows:
     For the Contractual Waivers (listed in the attached Exhibit), the Fund and Distributors agree until at least the date set forth on the attached Exhibit “A” (the “Expiration Date”) that Distributors will waive Rule 12b-1 distribution plan fees in an amount equal to the rates as set forth on Exhibit “A” multiplied by the average annual daily net assets allocable to such class. The Fund’s Board of Trustees and Distributors may terminate or modify this Memorandum of Agreement prior to the Expiration Date only by mutual written consent. Distributors will not have any right to reimbursement of any amount so waived.
     For the Contractual Waivers, the Fund and Distributors agree to review the then-current waivers for each class of the Fund listed on Exhibit “A” on a date prior to the Expiration Date to determine whether such waivers should be amended, continued or terminated. The waivers will expire upon the Expiration Date unless the Fund and Distributors have agreed to continue them. Exhibit “A” will be amended to reflect any such agreement.
     It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall only bind the assets and property of the Fund, as provided in each Fund’s Agreement and Declaration of Trust. The execution and delivery of this Memorandum of Agreement have been authorized by the Trustees of the Fund, and this Memorandum of Agreement has been executed and delivered by an authorized officer of the Fund acting as such; neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Fund, as provided in the Fund’s Agreement and Declaration of Trust.

     IN WITNESS WHEREOF, the Fund and Distributors have entered into this Memorandum of Agreement as of the date first above written.

INVESCOVAN KAMPEN SENIOR LOAN FUND

By:

Title:	Senior Vice President

INVESCO DISTRIBUTORS, INC.

By:

Title:	Senior Vice President

EXHIBIT “A”
Invesco Van Kampen Senior Loan Fund

	CONTRACTUAL/		EFFECTIVE	EXPIRATION
FUND	VOLUNTARY	WAIVER	DATE	DATE
Invesco VK Senior Loan Fund
Class A Shares	Contractual	0.25%	June 1, 2010	December 31, 2012
Class B Shares	Contractual	0.25%	June 1, 2010	December 31, 2012
Class C Shares	Contractual	0.25%	June 1, 2010	December 31, 2012
Class IC Shares	Contractual	0.15%	June 1, 2010	December 31, 2012

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